

Sirit Inc.
372 Bay Street, Suite 1100
Toronto, ON
M5H 2W9 Canada

Tel: 416.367.1897 x249
Toll Free: 800.498.8760
Fax: 416.367.1435
Web site: www.sirit.com



August 9, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Appended please find a copy of

News Release #07-17 titled "Sirit Achieves Third Consecutive Revenue Quarter"

Yours truly,

Per

Lorelei Luchkiw
Director, Marketing and Communications

/encl.

LL/tm

dw 8/27



NEWS RELEASE

NR#07-17

FOR MORE INFORMATION:
Anastasia Chodarcewicz
Sirit Inc.
(416) 367-1897
achodarcewicz@sirit.com



Sirit Achieves Third Consecutive Record Revenue Quarter

Cash generated from operations on $7 million of revenue

Toronto, ON - August 9, 2007 - Sirit Inc. ("Sirit") (TSX: SI), a leading provider of radio frequency identification ("RFID") technology, today reported its financial results for the second quarter ended June 30, 2007. All amounts are stated in Canadian Dollars, unless otherwise noted.

Financial Achievements

- Reaching a new milestone of $7.0 million in sales, Sirit reports its third consecutive quarter of record-setting revenue levels.
- Sirit achieved a 26% growth rate compared to the second quarter of 2006 and a further 7% growth over the first quarter of 2007.
- Excluding the impact of foreign exchange, total operating expenses were $3.1 million down from the $3.2 million reported in Q1 2007. During the second quarter of 2006, Sirit completed two acquisitions and with the inclusion of these newly acquired entities, total operating expenses were $5.1 million.
- Sirit reported $9.7 million in cash at June 30, 2007 compared to $9.9 million at March 31, 2007. As cash is maintained in US funds to support primarily US based operations, the US dollar cash balance was US$9.1 million at June 30, 2007 compared to US$8.5 million at March 31, 2007.

"The second quarter of 2007 represents the strongest quarter in Sirit's history. Strong revenue growth, cash generation from operations and effectively managed operating expenses has placed Sirit in its strongest financial position in the past 5 years," commented Anastasia Chodarcewicz, Chief Financial Officer, Sirit Inc. "In addition, excluding the unrealized foreign exchange losses, Sirit generated approximately $0.6 million in cash from operations, a full two quarters ahead of the Company's targeted year end cash flow neutral position."

Revenue from automatic vehicle identification ("AVI") applications of $5.2 million represented a steady level compared to $5.2 million in Q1 2007 and an 18% growth rate over $4.4 million reported in Q2 2006. Radio frequency solutions ("RFS") applications contributed $1.8 million or a 56% growth rate compared to the $1.1 million reported in Q2 2006 and a 37% growth rate over Q1 2007. For Q2 2007, AVI sales remained strong at the same levels reported in Q1 2007 while the growth in RFS reflects signing new customers as well as experience gained from testing of RFID systems evolving into production pilots and small roll-outs.

Gross profit of 35.9% during the second quarter is up from the 33.4% reported in Q2 2006 and 34.8% in Q1 2007. The improvement in quarterly margin reflects the mix of sales to primarily AVI customers.

The foreign exchange loss of $0.9 million reflects the impact of converting net assets held primarily in US dollars into Canadian dollars for financial reporting purposes only. As day-to-day operations are carried out predominantly in US dollars, the foreign exchange impact is negligible on the conduct of ongoing business.

Excluding $0.9 million in foreign exchange, operating loss for the quarter was $0.6 million compared to a loss of $3.3 million in Q2 2006. The Company reported a net loss of $1.4 million in Q2 2007 compared to a net loss of $3.3 million in Q2 2006.

Quarterly Highlights

Sirit continued to advance its business during Q2 2007:

- Sirit announced the continuation of its partnership with the Bay Area Toll Authority in California with a one-year, $US4.8 million contract to supply its Title 21-based RFID toll transponders.
- Sirit secured a Near Field Communications ("NFC") contract with BenQ Corporation, one of the world's largest consumer electronics original equipment manufacturers.
- Sirit was awarded a contract worth approximately US$10.6 million over three years from the Transportation Corridor Agencies in Southern California to supply its Title 21-based RFID toll transponders.
- The Company announced a partnership with Metro Group AG to provide Sirit's INfinity 510 UHF reader for Metro's 2007 rollout program at 99 Real hypermarket locations throughout Germany.
- Sirit continues to expand its worldwide distribution network for its INfinity product line with the addition of Frequensys Software, a Malaysian-based system integrator. Frequensys joins a growing list of Asian-based resellers including ECO, Inc. (Korea); Tunity Technologies Pte Ltd. (Singapore); Smartsoft Technology Ltd. Part. (Thailand), Cimtrac System (Taiwan) and Systron (China) who sell and support Sirit's Gen 2, regionally certified INfinity 510 UHF reader within the Asia-Pacific market.

"We have achieved some very exciting new highs over the past few months as reflected in our revenue growth, cash generation and partnership efforts. While we anticipate that typical seasonality will result in lower third quarter revenue, we have clearly demonstrated our ability to manage operations at sustainable levels two quarters ahead of schedule," stated Norbert Dawalibi, President and CEO, Sirit Inc. "With this important milestone met, we will now focus on driving the business to the next stage in terms of growth and profitability."

Conference Call and Webcast

Sirit will host a conference call to discuss the quarterly results on Thursday August 9, 2007 at 10:00 am EDT. The call will be Webcast on the Internet and is accessible by visiting www.sirit.com.

About Sirit Inc.

Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) technology worldwide. Harnessing the power of Sirit's enabling-RFID technology, customers are able to more rapidly bring high quality RFID solutions to the market with reduced initial engineering costs. Sirit's products are built on more than 13 years of RF domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant with global standards. Sirit's broad portfolio of products and capabilities are easily customized to address new and traditional RFID market applications including Supply Chain & Logistics, Cashless Payment (including Electronic Tolling), Access Control, Automatic Vehicle Identification, Inventory Control & Management, Asset Tracking and Product Authentication. For more information, visit www.sirit.com.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Description of the Business - Risks Factors" in Sirit's Annual Information Form dated March 19, 2007 as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Sirit does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, further events or otherwise.

Sirit Inc.
Interim Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
Unaudited

	As at June 30 2007	As at December 31 2006
Assets		
Current Assets		
Cash and cash equivalents	$ 9,689	$ 9,397
Accounts receivable	3,977	3,957
Inventory	2,841	2,997
Prepaids and deposits	415	348
	16,922	16,699
Long-term investments	110	849
Property and equipment	1,132	1,095
Intangible assets	1,452	1,734
Goodwill	3,905	3,905
	$ 23,521	**$ 24,282**
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 4,740	$ 4,954
Deferred revenue	733	800
Warranty obligations	358	298
	5,831	6,052
Shareholders' Equity		
Share capital	47,852	47,830
Contributed surplus	2,442	2,075
Deficit	(32,604)	(31,675)
	17,690	18,230
	$ 23,521	**$ 24,282**

Sirit Inc.

Interim Consolidated Statements of Operations

(expressed in thousands of Canadian dollars except per share amounts)

Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Revenue	$ 6,964	$ 5,536	$ 13,463	$ 10,920
Cost of sales	4,465	3,685	8,701	7,081
Gross profit	**2,499**	**1,851**	**4,762**	**3,839**
Expenses				
Selling, general and administrative	2,118	2,972	4,307	4,810
Stock-based compensation	195	226	367	428
Development	568	1,699	1,172	2,493
Amortization	232	219	455	359
Foreign exchange loss	867	62	976	105
	3,980	5,178	7,277	8,195
Operating loss	**(1,481)**	**(3,327)**	**(2,515)**	**(4,356)**
Gain on sale of long-term investment	-	-	1,401	-
Interest income, net	89	49	185	85
Net loss for the period	**$ (1,392)**	**$ (3,278)**	**$ (929)**	**$ (4,271)**
Deficit, beginning of period	(31,212)	(23,709)	(31,675)	(22,716)
Deficit, end of period	**$ (32,604)**	**$ (26,987)**	**$ (32,604)**	**$ (26,987)**
Basic and diluted loss per share	**$ (0.01)**	**$ (0.03)**	**$ (0.01)**	**$ (0.04)**
Basic and diluted weighted average number of common shares ('000s)	**145,673**	**114,305**	**145,611**	**103,847**

Sirit Inc.
Interim Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Cash provided by/(used in):				
Operating Activities				
Net loss for the period	$ (1,392)	$ (3,278)	$ (929)	$ (4,271)
Items not involving cash and cash equivalents	427	445	(579)	787
Exchange rate impact on cash and cash equivalents	740	-	740	-
	(225)	(2,833)	(768)	(3,484)
Net change in non-cash working capital items	791	439	(152)	282
	566	(2,394)	(920)	(3,202)
Investing Activities				
Additions to property and equipment	(17)	(74)	(210)	(154)
Acquisitions, net of cash acquired	-	(2,667)	-	(2,667)
Proceeds on sale of long-term investment	-	-	2,140	-
	(17)	(2,741)	1,930	(2,821)
Financing Activities				
Public offering of common shares, net of associated expenses	-	11,561	-	11,561
Issuance of common shares upon exercise of stock options	8	108	22	108
	8	11,669	22	11,669
Exchange rate impact on cash and cash equivalents	(740)	-	(740)	-
(Decrease)/increase in cash and cash equivalents	(183)	6,534	292	5,646
Cash and cash equivalents, beginning of period	9,872	5,191	9,397	6,079
Cash and cash equivalents, end of period	**$ 9,689**	**$ 11,725**	**$ 9,689**	**$ 11,725**
Cash and cash equivalents consist of:				
Cash	$ 2,455	$ 1,521	$ 2,455	$ 1,521
Short-term commercial paper	7,234	10,204	7,234	10,204
	$ 9,689	**$ 11,725**	**$ 9,689**	**$ 11,725**

372 Bay Street, Suite 1100, Toronto, ON M5H 2W9 Canada
TEL: (416) 367-1897 FAX: (416) 367-1435


sirit
vision beyond sight™

2007
Six Month Report

Sirit Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") has been prepared to help investors understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks, opportunities and performance measures. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of the financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that the financial information is complete and reliable. The Audit Committee of the Board of Directors, consisting of three independent directors, has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

This discussion, which has been prepared as of July 31, 2007 at which time 145,703,308 shares were outstanding, should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2007 and the audited annual consolidated financial statements, including the notes thereto included in the Company's December 31, 2006 Annual Report. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements. All amounts presented in this MD&A are in accordance with Canadian generally accepted accounting principles ("GAAP") and presented in thousands of Canadian dollars (except per share amounts) unless otherwise specifically noted.

GENERAL

Sirit Inc. ("Sirit" or the "Company") is a Radio Frequency Identification ("RFID") company that has been designing, developing, manufacturing and selling RFID hardware and solutions for over 13 years. Sirit has been providing its RFID technology to customers based primarily in the United States and Europe and continues to expand throughout the Americas and Asia. More information on the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com.

On April 17, 2007, Sirit introduced a European version of its market leading IDentity MaX UHF RFID reader for use in vehicle parking and access control deployments. The reader operates at the 865-868 MHz band for automatic vehicle identification performance in single-lane read applications.

On May 10, 2007, the Company announced that it had been awarded, through a competitive bid process, an order valued up to US$4.8 million from the Bay Area Toll Authority ("BATA") in California. Commencing in July 2007, the contract calls for Sirit to continue to deliver its RFID Title 21-based toll transponders. Additionally, terms of the contract grant BATA the option to add on transponder orders to a maximum of US$1.6 million once the initial contract has been satisfied.

On June 5, 2007, Sirit announced it had secured a Near Field Communications ("NFC") contract with BenQ Corporation ("BenQ"), one of the world's largest consumer electronics original equipment manufacturers. Sirit will serve as BenQ's supplier of embedded NFC software and technology engineering services for BenQ's forthcoming NFC mobile smartphones and handsets.

On June 15, 2007, Sirit was awarded a contract worth approximately US$10.6 million over three years from the Transportation Corridor Agencies in Southern California. Sirit will supply its RFID Title 21-based toll transponders with shipments under this renewal contract which began in July 2007.

On June 28, 2007, the Company announced that METRO Group selected Sirit's INfinity 510 UHF reader for its 2007 rollout program at 99 Real hypermarket locations throughout Germany. This rollout program will see one INfinity 510 reader installed at each of the 99 locations to track incoming products using Gen 2 tag technology.

RESULTS

For the three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006

$000s except per share amounts	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Revenue	$ 6,964	$ 5,536	$ 13,463	$ 10,920
Cost of sales	4,465	3,685	8,701	7,081
Gross profit	2,499	1,851	4,762	3,839
Expenses	3,980	5,178	7,277	8,195
Operating loss	(1,481)	(3,327)	(2,515)	(4,356)
Other income	89	49	1,586	85
Net loss for the period	**$ (1,392)**	**$ (3,278)**	**$ (929)**	**$ (4,271)**
Basic and diluted loss per share	**$ (0.01)**	**$ (0.03)**	**$ (0.01)**	**$ (0.04)**
Total assets	**$ 23,521**	**$ 28,966**	**$ 23,521**	**$ 28,966**
Long-term financial liabilities	**$ -**	**$ -**	**$ -**	**$ -**

Revenue

Revenue reached a new record high for the third consecutive quarter. For the three months ended June 30, 2007 total revenue reached $7.0 million, a $0.5 million or 7% increase over the previous quarterly high of $6.5 million reported for the three months ended March 31, 2007. When compared to the three months ended June 30, 2006, revenue increased by $1.5 million or 26%. For the six months ended June 30, 2007, revenue totaled $13.5 million, a $2.6 million or 23% increase over the $10.9 million reported in the prior year comparable period.

Revenue for the three months ended June 30, 2007 has increased over the three months ended March 31, 2007 despite a 3% decrease in the average US to Canadian foreign exchange rate in the same period. The impact versus Q2 2006 is nil as the exchange rates are the same for the two periods. For comparison purposes, the following presents revenue in Canadian dollars compared to US dollars demonstrating the impact on revenue of the fluctuation in the currency exchange rate:

	Q2 2007	Q1 2007	Q2 2006
Revenue, Canadian Dollars	$ 6,964	$ 6,499	$ 5,536
Growth rate over Q1 2007	7.2%		
Growth rate over Q2 2006	25.8%		
Revenue, US Dollars	$ 6,132	$ 5,547	$ 4,862
Growth rate over Q1 2007	10.5%		
Growth rate over Q2 2006	26.1%		

Automatic Vehicle Identification ("AVI") Applications

Revenue from AVI applications increased from $4.4 million reported in the three months ended June 30, 2006 to $5.2 million for the three months ended June 30, 2007; an increase of 18%. AVI revenue represents 74% of total revenue compared to 79% in both the second quarter of 2006 and the first quarter of 2007 ($5.2 million).

AVI revenue increased from $8.8 million for the first six months of 2006 to $10.3 million for the first six months of 2007; an increase of $1.5 million or 17%. AVI applications can be further broken down between toll applications and parking and access control ("PACS") applications.

Toll revenue for the three months ended June 30, 2007 was $4.6 million; a $0.8 million or 21% increase over the prior year comparable of $3.8 million. Toll revenue for the first six months of 2007 totaled $9.1 million versus $7.5 million for the same period of 2006; a $1.6 million or 22% increase. The increase in revenue for both the second quarter and year to date period is associated with supplying the SR-125, a new toll road in California as well as increased volume with the Company's largest toll customers.

PACS revenue has remained consistent at $0.6 million for the three months ended June 30, 2007 and 2006.

Radio Frequency Solutions ("RFS") Applications

Revenue from RFS applications totaled $1.8 million for the three months ended June 30, 2007; an increase of $0.7 million or 56% over the $1.1 million reported in the same period of 2006. RFS revenue represents 26% of total revenue in the second quarter of 2007 compared to 21% in both the second quarter of 2006 and the first quarter of 2007. RFS revenue for the first six months of 2007 totaled $3.2 million versus $2.1 million for the first six months of 2006; an increase of $1.1 million or 49%. The increase over the prior year is attributable to the expansion of pilots into small scale production roll outs as well as new customers utilizing Sirit's RFID technology.

Gross Profit

Gross profit of 35.9% and 35.4% for the second quarter and first six months of 2007 respectively have increased when compared to the 33.4% and 35.2% reported in the corresponding periods of 2006. Additionally, gross profit for the second quarter of 2007 is higher than the first quarter 2007 gross profit of 34.8%. These improvements result primarily from a change in AVI customer mix.

Selling, General and Administrative Expenses ("SG&A")

SG&A expenses for the three months ended June 30, 2007 ($2.1 million) were lower than the three months ended June 30, 2006 ($3.0 million) and consistent with the first three months of 2007 ($2.2 million). For the first six months of 2007, SG&A expenses totaled $4.3 million, a decrease of $0.5 million from the $4.8 million reported in the same period in the prior year. These expenses were comprised of the following:

Salaries and benefits totaled $2.4 million and $1.2 million for the six months and three months ended June 30, 2007, respectively. These are lower than the $2.8 million and $1.8 million reported for the corresponding periods of 2006. Prior year comparables were higher resulting from increased headcount assumed in the two acquisitions completed in the second quarter of 2006 as well as associated severance costs related to various terminations resulting from the acquisitions. Total staff complement at June 30, 2007 was 30 compared to 35 at June 30, 2006. Salaries and benefits for the second quarter of 2007 are consistent with the $1.2 million reported for the first quarter of 2007.

The remaining SG&A expenses of $0.9 million for the three months ended June 30, 2007 are $0.3 million lower than the prior year comparable due primarily to a decrease in travel and tradeshow expenses as a result of the decrease in headcount noted above. In addition, professional fees have decreased as 2006 included various costs associated with investigating potential acquisitions. The balance for the second quarter of 2007 is consistent with the $1.0 million for the first quarter of 2007.

Stock-Based Compensation
Stock-based compensation of $0.2 million and $0.4 million for the three months and six months ended June 30, 2007, respectively are consistent with the comparative periods in 2006.

Development Expenses
In accordance with expectations, development expenses are lower in 2007 corresponding to a decrease in engineering headcount and associated expenses. The consolidation of two acquisitions during the second quarter of 2006 added significant engineering resources to allow for the completion of certain large development projects. Fiscal 2007 reflects a streamlined operation focusing efforts towards improvements and variants of current product offerings as well as improvement to the cost structure of products. Development expenses have decreased from $1.7 million in the second quarter of 2006 to $0.6 million in the second quarter of 2007 while for the six months ended June 30, expenses decreased from $2.5 million in 2006 to $1.2 million in 2007. Development staff at June 30, 2007 was 14 compared to 33 at June 30, 2006. The change from 2006 reflects terminations of 15 staff due to redundancy during the second half of 2006 as well as the reclassification of expenses for 4 employees to better reflect daily responsibilities. The Company has increased the use of temporary contractors to complete unique tasks or small projects as specific needs arise.

Foreign Exchange Loss
During the second quarter of 2007, the US dollar decreased in value relative to the Canadian dollar by approximately 9%. As the Company's net current assets are predominately maintained in US dollars, currency devaluation generates a foreign exchange loss when the US dollar denominated assets are converted to Canadian dollars for financial reporting purposes. Day-to-day activities are conducted primarily in US dollars and are not converted into Canadian dollars; therefore, reported exchange losses have minimal impact from an operations perspective. During the second quarter of 2007, the devaluation of the US dollar resulted in a foreign exchange loss of $0.9 million ($1.0 million for the first six months of 2007) compared to $0.1 million for both the second quarter and first six months of 2006.

Other Income
During the first quarter of 2007, the Company sold its long-term investment in Applied Data Systems, Inc. for total proceeds of $2.1 million resulting in a gain of approximately $1.4 million.

RESOURCES

Cash Flows, Liquidity and Capital Resources
Total cash and cash equivalents at June 30, 2007 was $9.7 million, a $0.4 million increase compared to $9.4 million at December 31, 2006 and a $0.2 million decrease compared to $9.9 million at March 31, 2007. In the second quarter of 2007, the Company generated $0.6 million from Operating Activities; however, as noted above, the fluctuation in the US to Canadian dollar exchange rate negatively impacted cash by $0.7 million. For the six months ended June 30, 2007, the Company has generated $0.3 million in cash due to $1.9 million of cash generated from Investing Activities and $1.6 million of cash utilized comprised of $0.9 million in Operating Activities and $0.7 million related to exchange rate impact on cash.

Operating Activities
Sirit generated $0.6 million in cash from Operating Activities during the second quarter of 2007 including $0.8 million generated from working capital. Non-cash working capital items at June 30, 2007 totaled $1.4 million compared to $2.2 million at March 31, 2007 and $1.3 million at December 31, 2006. The changes from both March 31, 2007 and December 31, 2007 are explained in more detail as follows:

Accounts receivable has remained relatively consistent at $4.0 million at June 30, 2007 and December 31, 2006 and $4.1 million at March 31, 2007. As sales have been increasing over the last three quarters, staff have been focused on effectively managing accounts receivable by emphasizing collection efforts. The average age of receivables improved from an annual average of 54 days in 2006 to 51 days during the first quarter of 2007 and 47 days for the second quarter of 2007.

Inventory was $2.8 million at June 30, 2007 compared to $3.3 million at March 31, 2007 and $3.0 million at December 31, 2006. The reduction from March 31, 2007 is due to timing of shipments and the overall increase in sales volume.

There was minimal change in prepaids and deposits from $0.3 million at December 31, 2006 to $0.4 million at March 31, 2007 and June 30, 2007 reflecting the timing of payments for normal operating items. This balance consists primarily of prepaid rent, insurance and prepayments for tradeshows, travel and purchases.

Accounts payable and accrued liabilities totaled $4.7 million at June 30, 2007 compared to $5.0 million at December 31, 2006 and $4.5 million at March 31, 2007. The changes resulted primarily from the payment of compensation related accruals during the first quarter while supporting the increasing volume of product related purchases associated with increased sales levels.

Investing Activities

The Company generated $1.9 million from Investing Activities as a result of the $2.1 million proceeds from the sale of its investment in Applied Data Systems, Inc. during the first quarter of 2007 and $0.2 million utilized to purchase capital assets during the first six months of 2007. Investing Activities for the second quarter of 2007 were minimal. This compares to $2.7 million of cash utilized in the second quarter of 2006 associated with the two acquisitions completed during that quarter.

Financing Activities

Cash from Financing Activities has been minimal for the first six months of 2007. In the second quarter of 2006, the Company generated cash of $11.7 million primarily from a public offering of 48,500,000 common shares for net proceeds of $11.6 million.

Commitments

Commitments are comprised of premises rental costs. As at June 30, 2007, rental costs are expected to be incurred as follows:

	Payments due by Period ($000's)				
Contractual Obligations	Total	Up to 1 year	2 to 3 years	4 to 5 years	Over 5 years
Premises Leases	$ 851	$ 347	$ 433	$ 71	$ -

As at June 30, 2007, certain accounts receivable and inventory are pledged as security in connection with accounts payable in the amount of $0.4 million (December 31, 2006 – $0.2 million).

There were no additional commitments entered into during the second quarter of 2007.

Quarterly Results

$000s except per share amounts	June 30 2007	Mar 31 2007	Dec 31 2006	Sept 30 2006	June 30 2006	Mar 31 2006	Dec 31 2005	Sept 30 2005
Revenue	6,964	6,499	5,709	5,086	5,536	5,384	4,254	3,107
Cost of sales	4,465	4,236	4,144	3,399	3,685	3,396	2,731	2,070
Gross profit	2,499	2,263	1,565	1,687	1,851	1,988	1,523	1,037
Expenses	3,980	3,297	3,770	4,382	5,178	3,017	2,739	2,923
Operating loss	(1,481)	(1,034)	(2,205)	(2,695)	(3,327)	(1,029)	(1,216)	(1,886)
Other income/(expense)	89	1,497	131	81	49	36	(1,063)	(873)
Net (loss)/income for the period	(1,392)	463	(2,074)	(2,614)	(3,278)	(993)	(2,279)	(2,759)
Basic and diluted income/(loss) per share	(0.01)	0.00	(0.01)	(0.02)	(0.03)	(0.01)	(0.02)	(0.03)

Revenue once again increased in the second quarter of 2007 as a result of increased sales to new customers and increased sales volumes to recurring customers. Total expenses were negatively impacted by the decrease in the US dollar relative to Canadian dollar which resulted in a foreign exchange loss of $0.9 million for the quarter. Ignoring the impact of foreign exchange, total expenses were $3.1 million.

Revenue increased in the first quarter of 2007 due to increased sales volume with the Company's largest toll customer. Total expenses decreased as the first quarter of 2007 was the first full quarter of savings related to the integration of the two acquisitions completed in 2006. Other income/(expense) included a $1.4 million gain recognized on the sale of the Company's investment in Applied Data Systems, Inc.

Revenue in the fourth quarter of 2006 increased as a result of the continued rebound in toll revenue as well as the sale of new products in both PACS and RFS applications. Gross profit and net loss were negatively impacted by product rationalization efforts which resulted in a $0.4 million inventory writedown.

Third quarter 2006 revenue decreased when compared to the prior quarter due to timing of transponder shipments. Q3 2006 expenses were lower than the prior quarter as a result of severance costs incurred in the second quarter as well as resulting lower salary costs incurred during the third quarter.

Revenue in the second quarter of 2006 increased as toll transponder sales returned to historical levels. Net loss for the second quarter of 2006 was high as a result of incremental salaries, benefits, SG&A and development expenses related to the SAMSys Technologies Inc. and TradeWind Technologies LLP acquisitions which were completed during the quarter.

Revenue in the first quarter of 2006 was higher than the first quarter of 2005 due primarily to increased toll transponder sales. Net loss for the first quarter was consistent with the prior year as increased sales are offset by increased development expenditures as well as a slight decrease in gross margin.

Fourth quarter 2005 revenue increased when compared to the third quarter of 2005 due primarily to the start of recovering of toll transponder sales not seen earlier in the year. Other income/(expense) for the 2005 fourth quarter included a write-down of long-term investments by $1.1 million.

The 2005 third quarter revenue decline was attributable to lower transponder sales along with a lower level of RFS application sales when compared to the second quarter of 2005. Other income/(expense)

included a write-down of one long-term investment of $0.9 million in addition to $150 of severance costs associated with staff reductions which occurred during the quarter.

OUTSTANDING SHARE DATA

As of July 31, 2007 the Company had 145,703,308 common shares outstanding.

As of July 31, 2007 the Company had 8,303,430 issued and outstanding stock options which are exercisable for common shares of Sirit on a one-for-one basis.

SIGNIFICANT ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) handbook sections 1530, "Comprehensive Income," section 3251, "Equity," section 3855, "Financial Instruments – Recognition and Measurement" and section 3865, "Hedges." These standards result in changes in the accounting for financial instruments and hedges as well as introduce comprehensive income as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated. Please refer to note 2 of the Notes to the Interim Consolidated Financial Statements (unaudited) for full details of these standards. There was no material impact on the financial statements as a result of the adoption of these standards.

There have been no other changes to the significant accounting policies and management estimates presented in the Annual Report of the Company as at December 31, 2006 and the Annual Information Form dated March 19, 2007. Please refer to these reports for a detailed analysis of the significant accounting policies and estimates made by management at that time.

RISKS

Sirit's management team has the responsibility for the daily evaluation and management of risk factors affecting the Company. Management's assessment of the most significant potential risks which would have the greatest impact on the Company over the ensuing 12 to 24 months given currently available information have not changed significantly from those presented in the 2006 Annual Report.

Sirit Inc.
Interim Consolidated Balance Sheets
(expressed in thousands of Canadian Dollars)
Unaudited

	As at June 30 2007	As at December 31 2006
Assets		
Current Assets		
Cash and cash equivalents	$ 9,689	$ 9,397
Accounts receivable	3,977	3,957
Inventory	2,841	2,997
Prepaids and deposits	415	348
	16,922	16,699
Long-term investments (note 3)	110	849
Property and equipment	1,132	1,095
Intangible assets	1,452	1,734
Goodwill	3,905	3,905
	$ 23,521	**$ 24,282**
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 4,740	$ 4,954
Deferred revenue	733	800
Warranty obligations	358	298
	5,831	6,052
Commitments and contingencies (note 8)		
Shareholders' Equity		
Share capital (note 4)	47,852	47,830
Contributed surplus (note 5)	2,442	2,075
Deficit	(32,604)	(31,675)
	17,690	18,230
	$ 23,521	**$ 24,282**

Approved by the Directors:

"N. Dawalibi"	"H. Johnson"
Director	Director

Sirit Inc.
Interim Consolidated Statements of Operations
(expressed in thousands of Canadian Dollars except per share amounts)
Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Revenue	$ 6,964	$ 5,536	$ 13,463	$ 10,920
Cost of sales	4,465	3,685	8,701	7,081
Gross profit	2,499	1,851	4,762	3,839
Expenses				
Selling, general and administrative	2,118	2,972	4,307	4,810
Stock-based compensation	195	226	367	428
Development	568	1,699	1,172	2,493
Amortization	232	219	455	359
Foreign exchange loss	867	62	976	105
	3,980	5,178	7,277	8,195
Operating loss	**(1,481)**	**(3,327)**	**(2,515)**	**(4,356)**
Gain on sale of long-term investment	-	-	1,401	-
Interest income, net	89	49	185	85
Net loss for the period	**$ (1,392)**	**$ (3,278)**	**$ (929)**	**$ (4,271)**
Deficit, beginning of period	(31,212)	(23,709)	(31,675)	(22,716)
Deficit, end of period	**$ (32,604)**	**$ (26,987)**	**$ (32,604)**	**$ (26,987)**
Basic and diluted loss per share	**$ (0.01)**	**$ (0.03)**	**$ (0.01)**	**$ (0.04)**
Basic and diluted weighted average number of common shares ('000s)	**145,673**	**114,305**	**145,611**	**103,847**

See accompanying notes

Sirit Inc.
Interim Consolidated Statements of Cash Flows
(expressed in thousands of Canadian Dollars)
Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Cash provided by/(used in):				
Operating Activities				
Net loss for the period	$ (1,392)	$ (3,278)	$ (929)	$ (4,271)
Items not involving cash and cash equivalents (note 7)	427	445	(579)	787
Exchange rate impact on cash and cash equivalents	740	-	740	-
	(225)	(2,833)	(768)	(3,484)
Net change in non-cash working capital items (note 7)	791	439	(152)	282
	566	(2,394)	(920)	(3,202)
Investing Activities				
Additions to property and equipment	(17)	(74)	(210)	(154)
Acquisitions, net of cash acquired	-	(2,667)	-	(2,667)
Proceeds on sale of long-term investment	-	-	2,140	-
	(17)	(2,741)	1,930	(2,821)
Financing Activities				
Public offering of common shares, net of associated expenses	-	11,561	-	11,561
Issuance of common shares upon exercise of stock options	8	108	22	108
	8	11,669	22	11,669
Exchange rate impact on cash and cash equivalents	(740)	-	(740)	-
(Decrease)/increase in cash and cash equivalents	(183)	6,534	292	5,646
Cash and cash equivalents, beginning of period	9,872	5,191	9,397	6,079
Cash and cash equivalents, end of period	**$ 9,689**	**$ 11,725**	**$ 9,689**	**$ 11,725**
Cash and cash equivalents consist of:				
Cash	$ 2,455	$ 1,521	$ 2,455	$ 1,521
Short-term commercial paper	7,234	10,204	7,234	10,204
	$ 9,689	**$ 11,725**	**$ 9,689**	**$ 11,725**

See accompanying notes

1. BASIS OF PREPARATION

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles are not provided. Except as disclosed in Note 2, these interim unaudited consolidated financial statements have been prepared by management based on the accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of Sirit Inc. ("Sirit" or the "Company") for the year ended December 31, 2006. The results of the operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year. Note disclosures have been presented for material updates to the information previously reported.

2. CHANGE IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) handbook section 1530, "Comprehensive Income," section 3251, "Equity," section 3855, "Financial Instruments – Recognition and Measurement" and section 3865, "Hedges." These standards result in changes in the accounting for financial instruments and hedges as well as introduce comprehensive income as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

Comprehensive Income

Comprehensive income is comprised of net earnings or loss and other comprehensive income ("OCI"). OCI represents the change in equity for a period that arises from unrealized gain and losses on available-for-sale securities and changes in the fair market value of derivative instruments designated as cash flow hedges. The Company does not currently have any OCI and accordingly no statement of OCI is presented in these financial statements.

Equity

This section establishes the standards for presentation of equity and changes in equity during the period. It requires that separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI would be included in the consolidated balance sheet as a separate component of shareholders' equity.

Financial Instruments – Recognition and Measurement

This section establishes standards for the recognition and measurement of financial instruments; which is comprised of financial assets, financial liabilities, derivatives and non-financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and it is settled at a future date. An embedded derivative is a derivative that is a part of a non-derivative contract and not directly related to that contract. Under this standard, embedded derivatives must be accounted for as a separate financial instrument recorded in net income/(loss) except for derivatives that are designated as cash flow hedges for which the fair value change is recognized in OCI. A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of four classifications: held for trading, held-to-maturity, loans and receivables or available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired. Fair-values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

(i) Held for trading
Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading, unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in the fair value recorded directly into earnings.

The Company does not have any held for trading financial instruments.

(ii) Held-to-maturity
Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity that the Company has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are recorded directly into net income/(loss). All of the Company's cash and cash equivalents are designated as held-to-maturity investments.

The fair values of cash and cash equivalents approximate their carrying value due to their short-term nature.

(iii) Loans and receivables
Receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of receivables are recorded in net income/(loss).

The fair value of accounts receivable and accounts payable and accrued liabilities and warranty obligations approximate their carrying values due to the short-term nature of these instruments.

(iv) *Available-for-sale*
Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is transferred in net income/(loss).

The Company's remaining long-term investment in Horizon Wimba, Inc. is classified as available-for-sale, however since there is no quoted price in an active market for this private company investment and it is not classified as held-to-maturity it is recorded at cost in the financial statements.

(v) Transaction costs
Transaction costs relating to all financial instruments are expensed as incurred.

There was no impact on the financial statements as a result of the adoption of this standard.

Hedges
Hedge accounting is optional and the Company may elect not to designate the hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the change in the fair value of the hedging instrument is recorded directly into net income/(loss). The Company currently does not have any hedging instruments.

3. LONG-TERM INVESTMENTS

	June 30 2007	December 31 2006
Applied Data Systems, Inc.	$ -	$ 739
Horizon Wimba, Inc.	110	110
	$ 110	**$ 849**

(expressed in thousands of Canadian Dollars except per share amounts)

On January 10, 2007, the Company sold its non-core investment in Applied Data Systems, Inc. for total proceeds of US$1,823 ($2,140), resulting in a gain on the sale of $1,401. $130 of the total proceeds are being held in escrow and have been included in accounts receivable as the escrow balance should be received within the next 12 months.

4. SHARE CAPITAL AND STOCK OPTIONS

(a) Common shares issued and outstanding:

	Shares		Amount
Balance at December 31, 2006	**145,536,281**	**$**	**47,830**
Issued on exercise of stock options	106,257		14
Balance at March 31, 2007	**145,642,538**		**47,844**
Issued on exercise of stock options	60,770		8
Balance at June 30, 2007	**145,703,308**	**$**	**47,852**

(b) During the period January 1, 2007 to June 30, 2007, the Company granted 2,037,000 stock options to employees and directors. All options were issued with an exercise price equal to market value at grant date and vest over a three year period. During this period, the Company also issued 50,000 options to an external consultant which vested immediately. The Company determines compensation costs on options granted based on the fair value at the grant date in accordance with the fair value based method of accounting for stock-based compensation. Assumptions used in the Black-Scholes option-pricing model during the period January 1, 2007 to June 30, 2007 are as follows:

Risk-free interest rate	3.95% - 4.17%
Expected life	3 to 7 years
Expected volatility	67% - 84%
Expected dividends	Nil

(expressed in thousands of Canadian Dollars except per share amounts)

The following summarizes stock option activity for the six months ended June 30, 2007:

	Number of Options	Weighted Average Exercise Price
Sirit Transaction Options Outside the Plan		
Balance, December 31, 2006	227,797	$0.14
Exercised	(106,257)	(0.13)
Expired/terminated	-	-
Balance, March 31, 2007	121,540	$ 0.15
Exercised	(60,770)	(0.13)
Expired/terminated	(30,770)	(0.13)
Balance, June 30, 2007	30,000	$ 0.22
Options Outstanding Inside the Plan		
Balance, December 31, 2006	6,801,100	$ 0.55
Granted to employees	70,000	0.25
Expired/terminated	(39,000)	(0.20)
Balance, March 31, 2007	6,832,100	$ 0.55
Granted to employees and directors	1,937,000	0.29
Granted to consultant	50,000	0.36
Expired/terminated	(274,500)	(0.21)
Balance, June 30, 2007	8,544,600	$ 0.50
Total options outstanding at June 30, 2007	8,574,600	$0.50
Options exercisable at June 30, 2007	3,293,453	$0.70
Options available for issuance at June 30, 2007	13,206,707	

On April 26, 2007, pursuant to the Annual General Meeting of Sirit Inc., the shareholders approved an amendment to the Stock Option Plan for Key Persons. The amendment increased the number of common shares available for issuance upon the exercise of options issued by 13,307,989 to 21,750,000. In addition, the amendment extended the term of issued and issuable options that expire in a Company self-imposed blackout period for up to ten business days following the lifting of such blackout period.

(expressed in thousands of Canadian Dollars except per share amounts)

5. CONTRIBUTED SURPLUS

The following table reconciles contributed surplus for the six months ended June 30, 2007:

	Amount
Balance at December 31, 2006	$ 2,075
Stock-based compensation on stock options granted	172
Balance at March 31, 2007	2,247
Stock-based compensation on stock options granted	195
Balance at June 30, 2007	**$ 2,442**

6. SEGMENTED INFORMATION

The Company operates in the technology sector in two reportable business segments. The Company's assets by business segment are as follows:

	June 30 2007	December 31 2006
Radio Frequency Identification Business	$ 23,411	$ 23,433
Portfolio Investments Business	110	849
Total assets	**$ 23,521**	**$ 24,282**

For the six months ended June 30, the Company's revenue and expenses by reportable business segment are as follows:

	2007		
	RFID Business	Portfolio Investments	Total
Revenue	$ 13,463	$ -	$ 13,463
Expenses	15,978	-	15,978
Operating loss	(2,515)	-	(2,515)
Gain on sale of long-term investment	-	1,401	1,401
Interest income, net	185	-	185
Net (loss)/income for the period	**$ (2,330)**	**$ 1,401**	**$ (929)**

(expressed in thousands of Canadian Dollars except per share amounts)

	2006		
	RFID Business	**Portfolio Investments**	**Total**
Revenue	$ 10,920	$ -	$ 10,920
Expenses	15,276	-	15,276
Operating loss	(4,356)	-	(4,356)
Interest income, net	85	-	85
Net loss for the period	**$ (4,271)**	**$ -**	**$ (4,271)**

Of the $13,463 revenue in the RFID business segment in the six months ended June 30, 2007, the three largest individual customers represent 30.1%, 12.3% and 9.4% respectively.

Of the $10,920 revenue in the RFID business segment in the six months ended June 30, 2006, the three largest individual customers represent 32.2%, 10.7% and 8.5% respectively.

For the three months ended June 30, the Company's revenue and expenses by reportable business segment are as follows:

	2007		
	RFID Business	**Portfolio Investments**	**Total**
Revenue	$ 6,964	$ -	$ 6,964
Expenses	8,445	-	8,445
Operating loss	(1,481)	-	(1,481)
Interest income, net	89	-	89
Net loss for the period	**$ (1,392)**	**$ -**	**$ (1,392)**

	2006		
	RFID Business	**Portfolio Investments**	**Total**
Revenue	$ 5,536	$ -	$ 5,536
Expenses	8,863	-	8,863
Operating loss	(3,327)	-	(3,327)
Interest income, net	49	-	49
Net loss for the period	**$ (3,278)**	**$ -**	**$ (3,278)**

Of the $6,964 revenue in the RFID business segment in the three months ended June 30, 2007, the three largest individual customers represent 23.5%, 13.8% and 12.4% respectively.

Of the $5,536 revenue in the RFID business segment in the three months ended June 30, 2006, the three largest individual customers represent 29.9%, 11.4% and 11.0% respectively.

(expressed in thousands of Canadian Dollars except per share amounts)

7. SUPPLEMENTARY DISCLOSURES RELATED TO CASH FLOWS

(a) Items not involving cash and cash equivalents:

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
Amortization:				
Property and equipment	$ 91	$ 92	$ 173	$ 165
Intangibles	141	111	282	162
Deferred development costs	-	16	-	32
Stock-based compensation	195	226	367	428
Gain on sale of long-term investment	-	-	(1,401)	-
	$ 427	**$ 445**	**$ (579)**	**$ 787**

(b) Net change in non-cash working capital items:

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
Accounts receivable	$ 170	$ 412	$ (20)	$ 155
Inventory	444	(221)	156	(622)
Prepaids and deposits	(18)	(54)	(67)	(204)
Accounts payable and accrued liabilities	237	390	(214)	1,078
Deferred revenue	(39)	(34)	(67)	(71)
Warranty obligations	(3)	(54)	60	(54)
	$ 791	**$ 439**	**$ (152)**	**$ 282**

8. COMMITMENTS AND GUARANTEES

(a) As at June 30, 2007, certain accounts receivable and inventory in the amount of $379 (December 31, 2006 - $207) are pledged as security in connection with accounts payable.

(b) The Company's total future minimum operating lease commitments are summarized as follows:

	Amount
2007 (6 months)	$ 191
2008	301
2009	216
2010	143
Thereafter	-
	$ 851

Sirit Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") has been prepared to help investors understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks, opportunities and performance measures. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of the financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that the financial information is complete and reliable. The Audit Committee of the Board of Directors, consisting of three independent directors, has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

This discussion, which has been prepared as of July 31, 2007 at which time 145,703,308 shares were outstanding, should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2007 and the audited annual consolidated financial statements, including the notes thereto included in the Company's December 31, 2006 Annual Report. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements. All amounts presented in this MD&A are in accordance with Canadian generally accepted accounting principles ("GAAP") and presented in thousands of Canadian dollars (except per share amounts) unless otherwise specifically noted.

GENERAL

Sirit Inc. ("Sirit" or the "Company") is a Radio Frequency Identification ("RFID") company that has been designing, developing, manufacturing and selling RFID hardware and solutions for over 13 years. Sirit has been providing its RFID technology to customers based primarily in the United States and Europe and continues to expand throughout the Americas and Asia. More information on the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com.

On April 17, 2007, Sirit introduced a European version of its market leading IDentity MaX UHF RFID reader for use in vehicle parking and access control deployments. The reader operates at the 865-868 MHz band for automatic vehicle identification performance in single-lane read applications.

On May 10, 2007, the Company announced that it had been awarded, through a competitive bid process, an order valued up to US$4.8 million from the Bay Area Toll Authority ("BATA") in California. Commencing in July 2007, the contract calls for Sirit to continue to deliver its RFID Title 21-based toll transponders. Additionally, terms of the contract grant BATA the option to add on transponder orders to a maximum of US$1.6 million once the initial contract has been satisfied.

On June 5, 2007, Sirit announced it had secured a Near Field Communications ("NFC") contract with BenQ Corporation ("BenQ"), one of the world's largest consumer electronics original equipment manufacturers. Sirit will serve as BenQ's supplier of embedded NFC software and technology engineering services for BenQ's forthcoming NFC mobile smartphones and handsets.

On June 15, 2007, Sirit was awarded a contract worth approximately US$10.6 million over three years from the Transportation Corridor Agencies in Southern California. Sirit will supply its RFID Title 21-based toll transponders with shipments under this renewal contract which began in July 2007.

On June 28, 2007, the Company announced that METRO Group selected Sirit's INfinity 510 UHF reader for its 2007 rollout program at 99 Real hypermarket locations throughout Germany. This rollout program will see one INfinity 510 reader installed at each of the 99 locations to track incoming products using Gen 2 tag technology.

RESULTS

For the three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006

$000s except per share amounts	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Revenue	$ 6,964	$ 5,536	$ 13,463	$ 10,920
Cost of sales	4,465	3,685	8,701	7,081
Gross profit	2,499	1,851	4,762	3,839
Expenses	3,980	5,178	7,277	8,195
Operating loss	(1,481)	(3,327)	(2,515)	(4,356)
Other income	89	49	1,586	85
Net loss for the period	**$ (1,392)**	**$ (3,278)**	**$ (929)**	**$ (4,271)**
Basic and diluted loss per share	**$ (0.01)**	**$ (0.03)**	**$ (0.01)**	**$ (0.04)**
Total assets	**$ 23,521**	**$ 28,966**	**$ 23,521**	**$ 28,966**
Long-term financial liabilities	**$ -**	**$ -**	**$ -**	**$ -**

Revenue reached a new record high for the third consecutive quarter. For the three months ended June 30, 2007 total revenue reached $7.0 million, a $0.5 million or 7% increase over the previous quarterly high of $6.5 million reported for the three months ended March 31, 2007. When compared to the three months ended June 30, 2006, revenue increased by $1.5 million or 26%. For the six months ended June 30, 2007, revenue totaled $13.5 million, a $2.6 million or 23% increase over the $10.9 million reported in the prior year comparable period.

Revenue for the three months ended June 30, 2007 has increased over the three months ended March 31, 2007 despite a 3% decrease in the average US to Canadian foreign exchange rate in the same period. The impact versus Q2 2006 is nil as the exchange rates are the same for the two periods. For comparison purposes, the following presents revenue in Canadian dollars compared to US dollars demonstrating the impact on revenue of the fluctuation in the currency exchange rate:

	Q2 2007	Q1 2007	Q2 2006
Revenue, Canadian Dollars	$ 6,964	$ 6,499	$ 5,536
Growth rate over Q1 2007	7.2%		
Growth rate over Q2 2006	25.8%		
Revenue, US Dollars	$ 6,132	$ 5,547	$ 4,862
Growth rate over Q1 2007	10.5%		
Growth rate over Q2 2006	26.1%		

Revenue from AVI applications increased from $4.4 million reported in the three months ended June 30, 2006 to $5.2 million for the three months ended June 30, 2007; an increase of 18%. AVI revenue represents 74% of total revenue compared to 79% in both the second quarter of 2006 and the first quarter of 2007 ($5.2 million).

AVI revenue increased from $8.8 million for the first six months of 2006 to $10.3 million for the first six months of 2007; an increase of $1.5 million or 17%. AVI applications can be further broken down between toll applications and parking and access control ("PACS") applications.

Toll revenue for the three months ended June 30, 2007 was $4.6 million; a $0.8 million or 21% increase over the prior year comparable of $3.8 million. Toll revenue for the first six months of 2007 totaled $9.1 million versus $7.5 million for the same period of 2006; a $1.6 million or 22% increase. The increase in revenue for both the second quarter and year to date period is associated with supplying the SR-125, a new toll road in California as well as increased volume with the Company's largest toll customers.

PACS revenue has remained consistent at $0.6 million for the three months ended June 30, 2007 and 2006.

Revenue from RFS applications totaled $1.8 million for the three months ended June 30, 2007; an increase of $0.7 million or 56% over the $1.1 million reported in the same period of 2006. RFS revenue represents 26% of total revenue in the second quarter of 2007 compared to 21% in both the second quarter of 2006 and the first quarter of 2007. RFS revenue for the first six months of 2007 totaled $3.2 million versus $2.1 million for the first six months of 2006; an increase of $1.1 million or 49%. The increase over the prior year is attributable to the expansion of pilots into small scale production roll outs as well as new customers utilizing Sirit's RFID technology.

Gross profit of 35.9% and 35.4% for the second quarter and first six months of 2007 respectively have increased when compared to the 33.4% and 35.2% reported in the corresponding periods of 2006. Additionally, gross profit for the second quarter of 2007 is higher than the first quarter 2007 gross profit of 34.8%. These improvements result primarily from a change in AVI customer mix.

SG&A expenses for the three months ended June 30, 2007 ($2.1 million) were lower than the three months ended June 30, 2006 ($3.0 million) and consistent with the first three months of 2007 ($2.2 million). For the first six months of 2007, SG&A expenses totaled $4.3 million, a decrease of $0.5 million from the $4.8 million reported in the same period in the prior year. These expenses were comprised of the following:

Salaries and benefits totaled $2.4 million and $1.2 million for the six months and three months ended June 30, 2007, respectively. These are lower than the $2.8 million and $1.8 million reported for the corresponding periods of 2006. Prior year comparables were higher resulting from increased headcount assumed in the two acquisitions completed in the second quarter of 2006 as well as associated severance costs related to various terminations resulting from the acquisitions. Total staff complement at June 30, 2007 was 30 compared to 35 at June 30, 2006. Salaries and benefits for the second quarter of 2007 are consistent with the $1.2 million reported for the first quarter of 2007.

The remaining SG&A expenses of $0.9 million for the three months ended June 30, 2007 are $0.3 million lower than the prior year comparable due primarily to a decrease in travel and tradeshow expenses as a result of the decrease in headcount noted above. In addition, professional fees have decreased as 2006 included various costs associated with investigating potential acquisitions. The balance for the second quarter of 2007 is consistent with the $1.0 million for the first quarter of 2007.

Stock-based compensation of $0.2 million and $0.4 million for the three months and six months ended June 30, 2007, respectively are consistent with the comparative periods in 2006.

In accordance with expectations, development expenses are lower in 2007 corresponding to a decrease in engineering headcount and associated expenses. The consolidation of two acquisitions during the second quarter of 2006 added significant engineering resources to allow for the completion of certain large development projects. Fiscal 2007 reflects a streamlined operation focusing efforts towards improvements and variants of current product offerings as well as improvement to the cost structure of products. Development expenses have decreased from $1.7 million in the second quarter of 2006 to $0.6 million in the second quarter of 2007 while for the six months ended June 30, expenses decreased from $2.5 million in 2006 to $1.2 million in 2007. Development staff at June 30, 2007 was 14 compared to 33 at June 30, 2006. The change from 2006 reflects terminations of 15 staff due to redundancy during the second half of 2006 as well as the reclassification of expenses for 4 employees to better reflect daily responsibilities. The Company has increased the use of temporary contractors to complete unique tasks or small projects as specific needs arise.

During the second quarter of 2007, the US dollar decreased in value relative to the Canadian dollar by approximately 9%. As the Company's net current assets are predominately maintained in US dollars, currency devaluation generates a foreign exchange loss when the US dollar denominated assets are converted to Canadian dollars for financial reporting purposes. Day-to-day activities are conducted primarily in US dollars and are not converted into Canadian dollars; therefore, reported exchange losses have minimal impact from an operations perspective. During the second quarter of 2007, the devaluation of the US dollar resulted in a foreign exchange loss of $0.9 million ($1.0 million for the first six months of 2007) compared to $0.1 million for both the second quarter and first six months of 2006.

During the first quarter of 2007, the Company sold its long-term investment in Applied Data Systems, Inc. for total proceeds of $2.1 million resulting in a gain of approximately $1.4 million.

RESOURCES

Total cash and cash equivalents at June 30, 2007 was $9.7 million, a $0.4 million increase compared to $9.4 million at December 31, 2006 and a $0.2 million decrease compared to $9.9 million at March 31, 2007. In the second quarter of 2007, the Company generated $0.6 million from Operating Activities; however, as noted above, the fluctuation in the US to Canadian dollar exchange rate negatively impacted cash by $0.7 million. For the six months ended June 30, 2007, the Company has generated $0.3 million in cash due to $1.9 million of cash generated from Investing Activities and $1.6 million of cash utilized comprised of $0.9 million in Operating Activities and $0.7 million related to exchange rate impact on cash.

Sirit generated $0.6 million in cash from Operating Activities during the second quarter of 2007 including $0.8 million generated from working capital. Non-cash working capital items at June 30, 2007 totaled $1.4 million compared to $2.2 million at March 31, 2007 and $1.3 million at December 31, 2006. The changes from both March 31, 2007 and December 31, 2007 are explained in more detail as follows:

Accounts receivable has remained relatively consistent at $4.0 million at June 30, 2007 and December 31, 2006 and $4.1 million at March 31, 2007. As sales have been increasing over the last three quarters, staff have been focused on effectively managing accounts receivable by emphasizing collection efforts. The average age of receivables improved from an annual average of 54 days in 2006 to 51 days during the first quarter of 2007 and 47 days for the second quarter of 2007.

Inventory was $2.8 million at June 30, 2007 compared to $3.3 million at March 31, 2007 and $3.0 million at December 31, 2006. The reduction from March 31, 2007 is due to timing of shipments and the overall increase in sales volume.

There was minimal change in prepaids and deposits from $0.3 million at December 31, 2006 to $0.4 million at March 31, 2007 and June 30, 2007 reflecting the timing of payments for normal operating items. This balance consists primarily of prepaid rent, insurance and prepayments for tradeshows, travel and purchases.

Accounts payable and accrued liabilities totaled $4.7 million at June 30, 2007 compared to $5.0 million at December 31, 2006 and $4.5 million at March 31, 2007. The changes resulted primarily from the payment of compensation related accruals during the first quarter while supporting the increasing volume of product related purchases associated with increased sales levels.

The Company generated $1.9 million from Investing Activities as a result of the $2.1 million proceeds from the sale of its investment in Applied Data Systems, Inc. during the first quarter of 2007 and $0.2 million utilized to purchase capital assets during the first six months of 2007. Investing Activities for the second quarter of 2007 were minimal. This compares to $2.7 million of cash utilized in the second quarter of 2006 associated with the two acquisitions completed during that quarter.

Cash from Financing Activities has been minimal for the first six months of 2007. In the second quarter of 2006, the Company generated cash of $11.7 million primarily from a public offering of 48,500,000 common shares for net proceeds of $11.6 million.

Commitments are comprised of premises rental costs. As at June 30, 2007, rental costs are expected to be incurred as follows:

	Payments due by Period ($000's)				
Contractual Obligations	Total	Up to 1 year	2 to 3 years	4 to 5 years	Over 5 years
Premises Leases	$ 851	$ 347	$ 433	$ 71	$ -

As at June 30, 2007, certain accounts receivable and inventory are pledged as security in connection with accounts payable in the amount of $0.4 million (December 31, 2006 – $0.2 million).

There were no additional commitments entered into during the second quarter of 2007.

$000s except per share amounts	June 30 2007	Mar 31 2007	Dec 31 2006	Sept 30 2006	June 30 2006	Mar 31 2006	Dec 31 2005	Sept 30 2005
Revenue	6,964	6,499	5,709	5,086	5,536	5,384	4,254	3,107
Cost of sales	4,465	4,236	4,144	3,399	3,685	3,396	2,731	2,070
Gross profit	2,499	2,263	1,565	1,687	1,851	1,988	1,523	1,037
Expenses	3,980	3,297	3,770	4,382	5,178	3,017	2,739	2,923
Operating loss	(1,481)	(1,034)	(2,205)	(2,695)	(3,327)	(1,029)	(1,216)	(1,886)
Other income/(expense)	89	1,497	131	81	49	36	(1,063)	(873)
Net (loss)/income for the period	(1,392)	463	(2,074)	(2,614)	(3,278)	(993)	(2,279)	(2,759)
Basic and diluted income/(loss) per share	(0.01)	0.00	(0.01)	(0.02)	(0.03)	(0.01)	(0.02)	(0.03)

Revenue once again increased in the second quarter of 2007 as a result of increased sales to new customers and increased sales volumes to recurring customers. Total expenses were negatively impacted by the decrease in the US dollar relative to Canadian dollar which resulted in a foreign exchange loss of $0.9 million for the quarter. Ignoring the impact of foreign exchange, total expenses were $3.1 million.

Revenue increased in the first quarter of 2007 due to increased sales volume with the Company's largest toll customer. Total expenses decreased as the first quarter of 2007 was the first full quarter of savings related to the integration of the two acquisitions completed in 2006. Other income/(expense) included a $1.4 million gain recognized on the sale of the Company's investment in Applied Data Systems, Inc.

Revenue in the fourth quarter of 2006 increased as a result of the continued rebound in toll revenue as well as the sale of new products in both PACS and RFS applications. Gross profit and net loss were negatively impacted by product rationalization efforts which resulted in a $0.4 million inventory writedown.

Third quarter 2006 revenue decreased when compared to the prior quarter due to timing of transponder shipments. Q3 2006 expenses were lower than the prior quarter as a result of severance costs incurred in the second quarter as well as resulting lower salary costs incurred during the third quarter.

Revenue in the second quarter of 2006 increased as toll transponder sales returned to historical levels. Net loss for the second quarter of 2006 was high as a result of incremental salaries, benefits, SG&A and development expenses related to the SAMSys Technologies Inc. and TradeWind Technologies LLP acquisitions which were completed during the quarter.

Revenue in the first quarter of 2006 was higher than the first quarter of 2005 due primarily to increased toll transponder sales. Net loss for the first quarter was consistent with the prior year as increased sales are offset by increased development expenditures as well as a slight decrease in gross margin.

Fourth quarter 2005 revenue increased when compared to the third quarter of 2005 due primarily to the start of recovering of toll transponder sales not seen earlier in the year. Other income/(expense) for the 2005 fourth quarter included a write-down of long-term investments by $1.1 million.

The 2005 third quarter revenue decline was attributable to lower transponder sales along with a lower level of RFS application sales when compared to the second quarter of 2005. Other income/(expense)

included a write-down of one long-term investment of $0.9 million in addition to $150 of severance costs associated with staff reductions which occurred during the quarter.

OUTSTANDING SHARE DATA

As of July 31, 2007 the Company had 145,703,308 common shares outstanding.

As of July 31, 2007 the Company had 8,303,430 issued and outstanding stock options which are exercisable for common shares of Sirit on a one-for-one basis.

SIGNIFICANT ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) handbook sections 1530, "Comprehensive Income," section 3251, "Equity," section 3855, "Financial Instruments – Recognition and Measurement" and section 3865, "Hedges." These standards result in changes in the accounting for financial instruments and hedges as well as introduce comprehensive income as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated. Please refer to note 2 of the Notes to the Interim Consolidated Financial Statements (unaudited) for full details of these standards. There was no material impact on the financial statements as a result of the adoption of these standards.

There have been no other changes to the significant accounting policies and management estimates presented in the Annual Report of the Company as at December 31, 2006 and the Annual Information Form dated March 19, 2007. Please refer to these reports for a detailed analysis of the significant accounting policies and estimates made by management at that time.

RISKS

Sirit's management team has the responsibility for the daily evaluation and management of risk factors affecting the Company. Management's assessment of the most significant potential risks which would have the greatest impact on the Company over the ensuing 12 to 24 months given currently available information have not changed significantly from those presented in the 2006 Annual Report.

Form 52-109F2 - Certification of Interim Filings

I, ***Anastasia Chodarcewicz, Chief Financial Officer of Sirit Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Sirit Inc.**, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

"Anastasia Chodarcewicz"

Anastasia Chodarcewicz
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, ***Norbert Dawalibi President and Chief Executive Officer of Sirit Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Sirit Inc.**, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

"Norbert Dawalibi"

Norbert Dawalibi
President and Chief Executive Officer

END